UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-31577

INSPIRE PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter) 8081 Arco Corporate Drive, Suite 400 Raleigh, NC 27617 Telephone: (919) 941-9777
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share (Including Associated Preferred Stock Purchase Rights)
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   1

Pursuant to the requirements of the Securities Exchange Act of 1934, Inspire Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 16, 2011	INSPIRE PHARMACEUTICALS, INC.
	By:	/s/ Joseph M. Spagnardi
	Name:	Joseph M. Spagnardi
	Title:	Senior Vice President, General Counsel and Secretary